SAPIENTX

A.I. Software Solving Staffing Shortages.


hi there
Hi there. I'm here to talk cars with you!
how do I use you
Just by telling me what you want.
can I change the paint color
We have silver, white, black, red and blue. Which one would you like to see?

sapientx.com Santa Cruz CA

Technology B2B SaaS AI

Featured Investors



Georg Couturier

Syndicate Lead

Follow

2 followers coinvesting $10K/deal

Verbal communication is one of the first abilities we humans develop in our life and one of the last ones we lose in our life. SapientX is augmenting our verbal communication and will soften inequalities imposed on fellow humans - like some of us are not able to read or write, or speak a rare language or dialect.

SapientX is the best in class voice recognition software and uses an exceptionally small hardware footprint, thereby it is poised to enrich our lives in many ways – including our car rides.

Invested $25,700 this round

Highlights

1. Conversational understanding accuracy of up to 99%. (GPT-4 = 78% in a lab, Alexa = 73% per ZDnet).
2. Software is complete. Six fielded systems with Seligman, Questex, AWE +. 30+ prototypes delivered.
3. Our assistants speak 95 languages and dialects allowing us to potentially serve 7B humans.
4. SapientX runs on almost everything using as little as 2% of the CPU / 54mb of memory on a phone.
5. We can run with or without the Internet. We don't sell user data making us GDPR friendly.
6. ChatScript tech powered Outfit 7's Talking Tom app leading to 65M downloads and their

6. ChatScript tech powered Outfit 7's Talking Tom app leading to 65M downloads and their Unicorn exit.

7. A.I. companies typically yield twice the return for their investors over other tech startups.

8. We track 41 peers, 33 of which have exited. On average, they returned about 4.5X to their investors.

Our Team



David Colleen Founder, CEO, Chairman of the Board

David is an AI and VR entrepreneur and led his teams to launch the first VR on the Internet. He has worked with 17 Fortune 100 companies to build cutting edge software products.

> We think that voice interfaces need to understand us better, speak more languages, perform important tasks and run in existing products. Existing solutions fall short of this goal. Our mission is to fill this important need.



Bruce Wilcox Founder, Chief Scientist

Bruce has 40 years of experience in AI engineering and has won the Loebner Prize 4 times for the best conversational AI. Past companies include Amazon and Fujitsu.



Maclen Marvit Founder, Advisor - A.I.

Maclen is an actual rocket scientist having worked at NASA and Blue Origin. He lives to lead talented engineers to build world beating products.



David Apgar Advisor - Finance

David is an ex-McKinsey person and he managed two small-business funds, wrote the book "Risk Intelligence" about how to accelerate strategic learning and these days, he enjoys helping startups.



Dave Lorenzini Advisor - Business Development

Dave is the former head of Business Development for Google Earth. Today, he co-manages the Augmented World Expo and he helps startups in the AR, VR and XR space. He has worked with David C. for 20 years.



Patti Glovsky Board Member

Patti is an investment banker and founder of Polygon Capital. She has experience in funding and M&A and brings an important viewpoint to our decision making. She has worked with David C. for 15 years.



Robert Blair Board Member

Robert is the ex-CEO of LSI Logic Europe and he was also at Maserati. He's a car buff and brings that enthusiasm to our management meetings.



Drue Freeman Board Member

Drue is a former Senior VP for NXP Semiconductors. Today, his focus is on startup boards and he serves as the Board Director at Sand Hill Angels.

Invest In SapientX Today!

We created voice assistant characters, powered by generative AI (artificial intelligence), that can interact with users as if they are best friends. Today, we are working with companies that want our conversational characters to perform jobs that they can't find enough humans for.

Anticipated voice AI market of $86B by 2032

Reasons to Invest

- We have made a hybrid of GPT-4 and Symbolic Reasoning AI to achieve high accuracy as well as conversationality.
- Our voice technology has high conversational accuracy of up to 99%. Siri and Alexa are only 75% and 72.5% respectively (ZDnet) and ChatGPT alone gets only 78% in the lab.
- Our assistants speak 95 languages and dialects allowing us to reach 7 billion potential users, and we can run with or without the Internet.
- The software is complete with systems delivered, for public use, with six partners including Seligman, Questex and AWE.

Serious Staffing Shortages

In the post-pandemic landscape, the hospitality industry struggles with 2 million unfilled jobs. For restaurant and hotel owners, this isn't just a problem—it's a threat to their survival.

ChatGPT (a LLM, aka large language model) introduced us to generative AI, but with Open AI's reported accuracy rate of only 78%, under ideal lab conditions, it falls short for businesses where accuracy is crucial. When your business's success is at stake, you need a reliable, consistent AI solution.

Today's LLM's have suprisingly low accuracy

Enter SapientX

We create friendly, digital helpers that interact like real people on displays, kiosks, and vending machines. By combining our accurate Symbolic Reasoning AI technology with ChatGPT's conversational skills, we achieve up to 99% accuracy — surpassing other AI solutions on the market. And the best part? We respect your privacy and never sell user data.

The Story of SapientX

SapientX was founded by longtime friends, David Colleen, Bruce Wilcox and Maclen Marvit. We wanted to go beyond the keyword-based chatbots and low-accuracy LLM's (such as ChatGPT) to make a voice technology that could interact with users naturally, like they were talking to their best friend.

From there, we assembled a team of passionate AI scientists, software developers, and world-class animators. Today, Maclen is an Advisor and Nasir works with us as CTO. Together, we are well-equipped to bring digital characters to roles previously filled by humans.


hi there
Hi there. I'm here to talk cars with you!
how do I use you
Just by telling me what you want.
can I change the paint color
We have silver, white, black, red and blue. Which one would you like to see?

Vivian auto sales prototype used for Nio, VW and Intel

Today, we are working with companies that want AI powered characters to interact with their customers via phones, kiosks and vending machines. Our core product is conversational AI (artificial intelligence) software that we license to companies on a per unit basis or using a SaaS model. We sell directly to these companies as well as via sales channel partners.

Early Work

In 2003, Planet 9 Studios (our major shareholder) began an ambitious, government-funded research project to develop Sage, an AI powered, digital human... the first of its kind. In 2008, we were developing navigation systems for BMW, Magellan, Clarion and Nvidia. Bruce Wilcox joined our team to add conversational AI capabilities to our RayGun navigation platform and in 2012, the voice engine was released, by Bruce as the ChatScript open-source project.

SapientX was formed in 2016 with a transfer of voice AI IP from Planet 9.



Mitsubishi Mia voice assistant prototype for the Mitsubishi Outlander SUV

Can You Speak Japanese?

Dozens of companies have told us that they would use our software, in their products, if we only spoke Japanese or German or Chinese. We knew, that in order to grow, we would have to take up this challenge. This summer, we boosted our language support up to 95 languages allowing us to potentially serve about 7 billion people! We can even automatically detect what language you are speaking.


EIA

Prototype airport guide for the Edmonton International Airport (not deployed yet)

In 2022, we teamed with Acamp to develop a prototype for the Edmonton International Airport to give directions, flight info and restaurant advice to busy travelers. As is required by Canadian law, our Eddie character needed to speak English, Chinese and French Canadian. We see a big future in developing characters that can speak any language.



Xander trade show guide for AWE

Trade Show Assistants

We have taken an active trade show presence at DSE (digital signage), Voice22, NRA (food service), G2E (gaming), Smart City Expo, FTE (travel) and IAAPA (resorts and amusement parks).



CyberPunk Conversational Slot Machine Prototype at the Global Gaming Expo in Las Vegas

Digital Workers

At the beginning of Covid, most of our projects went on hold. Luckily, we found a new path by developing digital workers that could serve people in kiosks and vending machines. Our first project in this area was for vending machine company IVS and Amazon. Amazon wanted a voice operated vending machine that could dispense Covid supplies to their truck drivers and warehouse workers. Surprisingly, Amazon never asked us to use Alexa!

We realized that the great resignation had created lots of jobs that no one wanted and that many of these jobs could be performed by our AI characters... at a much lower cost. Our next characters were trade show guides Xander (Augmented World Expo), Q (Digital Signage Experience), Fern (Voice 22), Chatty (Project Voice) and Annie (Smart City Expo). These characters greeted show visitors, gave directions, answered questions and even told you who was speaking when.

Our big breaks came a year ago with two large real estate trust companies (Seligman and Tricon) coming to us to provide 24/7 characters for their complexes. Seligman asked for Chief, a guide to their Liberty Station retail center in San Diego. Chief went into service in December of 2022 and we are in discussions for a next generation of Chief for mobile phones.





Chief greeting visitors @ Liberty Station in San Diego (Chief lives in the former training ship!)

Tricon Residential is a REIT that builds, owns and leases single family homes. At any one time, they have 1,000 homes available for lease. During Covid, they began to experiment with giving home tours without the presence of a live sales assistant. They asked us to improve on this by developing Tustin, a prototype home leasing assistant that lives on the phones of prospective home renters. Tustin is activated by a QR code and she can tell you all about the home, how to lease and even talk about the neighborhood. We hope to bring Tustin into live use in 2024.

Hotels & Restaurants

Through operator conversations at the National Restaurant show this year, we began to realize just how difficult it is for hotel and restaurant managers to find enough people to run their operations. In 2023 we developed many proposals for industry leaders that own fast food chains, hotels, fitness centers and casinos. One told us that they will fully automate ALL food ordering for new stores beginning in 2024. It's a brave new world and we are in the front line of answering the needs of these business operators.


“I'm Your New...
Digital Employee!”
SCAN BELOW

Wynnie the hotel concierge, Q the trade show guide and Queenie the food ordering assistant at the IAAPA show in Orlando

The Fast-Growing Future of AI Technology

The voice AI market is growing by leaps and bounds. It's expected to reach $86.42 billion by 2032, with a CAGR of 23.9%. (Precedence Research)

This is a highly active M&A environment. Our peers have been acquired by companies such as Apple, Microsoft and Samsung.


Our peers have been acquired by companies such as
SAMSUNG
Microsoft

Conversational Characters for Key Markets

We adapt our revenue model to the norms of the industries that we work in.

For example, with kiosks and vending machines, this means paid or unpaid prototyping and user testing leading to monthly SaaS contracts over a defined amortization period.

Other companies want per unit pricing with yearly maintenance and support contracts. The pricing for each model varies considerably based on the total number of units fielded and if hardware is included in our contract.

Sample Pricing for 1,000 units:

Vending Machines - $100/machine + $50 monthly maint. & support.

Mobile Phones - $20,000/server instance/year


HI, I'M MIXY

Mixy Avatar in Vending Machine Prototype

Boosting Sales by Partnering

As a startup, our new customer outreach has limits, but by developing marketing and sales partnerships with other companies, we can greatly extend our reach. We currently have 22 partnerships including companies that make kiosks, computers and the microphones needed to make complete, turn-key solutions for our customers. In the image above, you can see Actineon computers and a food ordering kiosk made by ImageHolders.

Milestones


2023-4 MILESTONES
Q4
Q1
Q2
Q3
RELEASE CYBERPUNK
RELEASE WYNNIE
DELIVERY INTEL VIVIAN
GEMINI INTEGRATION
RELEASE 2D CHARACTERS
DELIVERY INTEL KAILA

Accuracy, Security & Great Avatars

We offer high accuracy, user data security, 95 languages and we can run on almost any platform. We support common avatar art pipelines to deliver movie grade characters that can look and talk like anyone or anything (yes, we do animals and cartoon characters). We use the latest machine learning technology to animate our characters automatically, in human-like ways.





We currently have 22 partnerships including companies that make kiosks, computers and the microphones needed to make complete, turn-key solutions for our customers. In the image above, you can see Actineon computers and a food ordering kiosk made by ImageHolders.

Milestones



2023-4 MILESTONES
Q4
Q1
Q2
Q3
RELEASE CYBERPUNK
RELEASE WYNNIE
DELIVERY INTEL VIVIAN
GEMINI INTEGRATION
RELEASE 2D CHARACTERS
DELIVERY INTEL KAILA

Accuracy, Security & Great Avatars

We offer high accuracy, user data security, 95 languages and we can run on almost any platform. We support common avatar art pipelines to deliver movie grade characters that can look and talk like anyone or anything (yes, we do animals and cartoon characters). We use the latest machine learning technology to animate our characters automatically, in human-like ways.



Field testing our system in a Chrysler Pacifica van for Magneti Marelli.

Help AI Characters Reach Their Fullest Potential

Building SapientX has been a lot of work but a fun challenge for our team. So far, we have released 6 characters into the "wild" at public locations... each better than the last. We are determined to offer movie grade characters with the latest AI technology to help our customers succeed.

Our core team is 7 people now with a roster of consulting specialists. We have the right team to begin scaling SapientX into a leading, generative A.I. technology company.

Albert Einstein wrote that "The true sign of intelligence is not knowledge, but imagination." These are exciting times as our AI assistants evolve from simple question-answering bots into digital workers that can help us with simple jobs and who can inspire us to be our creative best.

Today, our globally distributed team of scientists and engineers are pushing the boundaries of generative AI. We invite you to join our journey. Funds raised will expand our team and deliver our sophisticated AI to more users and businesses needing solutions. Thank you!





Kaila Avatar

Downloads

SapientX Deck WeFunder Dec 6 2023.pdf